Exhibit (1)

This document has been translated from the Japanese original for reference purposes only.  In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.  The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

This share exchange is made for the securities of a foreign company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial Statements included in the document, if any, have been prepared in accordance with Japanese generally accepted accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

(Translation)
February 12, 2009

Dear Sirs:

eAccess Ltd. ACCA Networks Co.,Ltd

Notice Concerning Merger of eAccess and ACCA

We hereby notify that, eAccess Ltd. (hereinafter, “eAccess”, Head Office: Minato-ku, Tokyo; Representative Director and President: Koji Fukata) and ACCA Networks Co., Ltd. (hereinafter, “ACCA”, Head Office: Chiyoda-ku, Tokyo; Representative Director and President: Isamu Suyama) resolved to execute the merger agreement at their respective board of directors’ meeting held today to conduct merger in the following manner.

1. Purpose of Merger

Since its inception, eAccess corporate philosophy has been to realize “A new broadband life for all”. Building on the stable financial bases resulting from its existing businesses of DSL and ISP (AOL), eAccess, as eAccess group, has been implementing flexible and active management strategies. Specifically, eAccess group plans to make mobile phone business as its next main business. In such step, eAccess group plans to merge fixed-line communication and mobile communication in the world of broadband.

Meanwhile, ACCA’s businesses are broadband connection services for individuals which are same as eAccess, and in addition to that, provision of broadband access to the Internet and corporate network for business users as well as provision of user support required for such services.

In the business environment of eAccess and ACCA, it is true that FTTH (optical) is rapidly expanding. Also, it is undeniable that the recent market statistics shows the trend that the number of DSL subscribers is decreasing, especially in urban areas. However, DSL still is superior in many ways such as pricing competitiveness, easier implementation and wider service areas. Also, many lower-speed dial-up connection users can be deemed as potential customers of DSL services which provide faster speed and flat-rate pricing. In such environment, it is certainly important that the wholesale DSL operators such as eAccess and ACCA work together wherever possible to promote provision of new bundle services such as those related to mobile and obtain new customer base, and obtain subscribers to increase revenues, and at the same time, cooperate to reduce costs and strengthen management bases.

In such business environment, eAccess and ACCA formally agreed to form a business and capital alliance by entering into “Investment and Asset Transfer Agreement”, “DSL Asset Utilization Agreement” and “Outsourcing Agreement” on July 31, 2008 as the first step. Pursuant to the agreement, ACCA has issued 61,790 common shares to eAccess by third-party allocation on August 15, 2008. Since eAccess's holding ratio of the aggregate issued shares of ACCA became 45.10% as a result of the allocation, ACCA has become a consolidated subsidiary of eAccess. Further, on September 1, 2008, eAccess and ACCA commenced close business collaborations such as transfer of a portion of business assets of eAccess to ACCA and outsourcing of mutually related businesses to ACCA. Also, currently, 6 candidates nominated by eAccess (Dai Sakata, Koji Fukata, Hideo Kobayashi, Eric Gan, Sayaka Iida and Masashi Ishida) have been elected as the Directors of ACCA by the resolution of the extraordinary meeting of shareholders of ACCA, and one of such Directors (Dai Sakata) holds the office of the Representative Director.

After the business and capital alliance described above, details of the business alliance were designed in a speedy manner. At the same time, eAccess rediscovered the great synergy effects from, and the necessity of, the integration of sales and marketing divisions and back-office sections, which was not initially contemplated as part of the business alliance. In addition, in October 2008, eAccess and ACCA decided that, to cope with the worsening of the international financial crisis and confusion in the stock market caused by the subprime crisis, they should implement every measure to improve corporate value in a speedy manner, without being confined to the initial framework of the business alliance, the target of which had been to try to improve management efficiency of each company while maintaining the independency of the respective companies. Thus, eAccess conducted a tender offer (the “Tender Offer”) for the period from October 30, 2008 through November 28, 2008 in order to promptly realize an integrated operation of the both companies through acquisition of additional shares of ACCA. As a result, eAccess holds 88.06% (in terms of voting rights, 88.91%) of the issued shares of ACCA, as of December 31, 2008.

As announced at the time of conducting the Tender Offer, eAccess and ACCA continued detailed consultations and discussions also after the expiration of the Tender Offer, in order to maximize the synergy effects by business integration of the two companies. Also the two companies conducted actions such as cost reduction, personnel exchanges and office integration. Now, eAccess and ACCA decided that realization of the complete business integration of the both companies through merger will be the best choice for the companies to strengthen sales force and realize thorough cost reduction that form basis for maintenance and increase of business profitability, all of which will lead to maximization of the corporate values of the both companies. As a result, the both companies decided to proceed with the merger.

Possibility of Delisting and Reasons Therefor

If the merger agreement is approved at the general meeting of shareholders of ACCA (scheduled on March 27, 2009), common shares of ACCA will be delisted from the Jasdaq Securities Exchange, Inc. (hereinafter, “Jasdaq Securities Exchange”) as of June 19, 2009 (the final trading day will be the day immediately preceding the date of delisting) pursuant to its standards for delisting of shares.

After the delisting, the common shares of ACCA may no longer be traded at the Jasdaq Securities Exchange.

Reasons for Delisting and Consideration of Alternative Measures

As described above, the purpose of the merger is to realize mutual synergy effects through acquisition of ACCA by eAccess, not delisting of ACCA’s common shares itself. However, since ACCA will be dissolved upon the merger, the common shares of ACCA will be delisted from the Jasdaq Securities Exchange pursuant to its standards for delisting of shares.

Common shares of eAccess that will be the consideration for the merger are listed on the Tokyo Stock Exchange, Inc. (hereinafter, “Tokyo Stock Exchange”). Therefore, trading opportunities at the stock exchange for shareholders of ACCA who will become holders of the common shares of eAccess will continue to be ensured with respect to the common shares of eAccess to be allotted in connection with the merger. Also, since the purpose of the merger is to improve the corporate value of eAccess and ACCA, eAccess and ACCA believe that they will be able to meet the expectations of the shareholders of eAccess, including the shareholders of ACCA who will become the holders of the common shares of eAccess.

Measures to Ensure Fairness

eAccess holds 88.91% of the voting rights of ACCA (as of December 31, 2008) and appointed majority of the directors of ACCA. Therefore, in order to ensure fairness and appropriateness of the conditions of the merger and the necessary procedures for the merger, the both companies decided that they should follow cautious procedures.

Specifically, as a first step, the both companies respectively selected financial advisor independent from the both companies. eAccess requested Nikko Cordial Securities Inc. (hereinafter, “Nikko”) and the board of directors of ACCA requested Lazard Frères K. K. (hereinafter, “Lazard”) as financial advisor to calculate their merger ratio, respectively, and received the results. Neither company has obtained any fairness opinion from the financial advisor.

Also, with respect to the merger, the board of directors of ACCA obtained advice from the financial point of view from Lazard, advice from the accounting and taxation point of view from Ernst & Young Transaction Advisory Services Co., Ltd. (hereinafter, “Ernst & Young”), and advice from the legal point of view concerning points such as decision-making process of the merger from its legal advisor, Mori Hamada & Matsumoto, and referred to the contents of such advice.

Measures to Avoid Conflict of Interest

With respect to the decision-making process and determination of the merger, eAccess has not taken any specific measures to avoid conflict of interest.

On the other hand, on January 29, 2009, the Representative Director and President of ACCA requested Mr. Noritsugu Yamaoka and Mr. Hiroyoshi Yamamoto, who are Outside Directors with no special interests in eAccess or the merger, to submit an opinion to the board of directors in order to ensure the fairness of the decision-making process of the board of directors of ACCA. In response, on February 12, 2009, Mr. Noritsugu Yamaoka and Mr. Hiroyoshi Yamamoto submitted an opinion to the effect that the decision-making by the board of directors concerning the merger followed a fair and appropriate process, and therefore is reasonable.

After given a proposal of the merger from eAccess, ACCA held several times of consultations and negotiations with eAccess. In addition, at its board of directors’ meeting held on February 12, 2009, ACCA considered the conditions of the merger, business conditions of ACCA and business environment of ACCA, possibility and certainty of improvement in corporate value by the merger, advice from Lazard, Ernst & Young and Mori Hamada as well as opinions of Mr. Noritsugu Yamaoka and Mr. Hiroyoshi Yamamoto to the effect that the decision by the board of directors’ meeting concerning the merger is reasonable. As a result, it was determined by unanimous consent of the directors present of ACCA to execute the merger agreement concerning the merger.

Of the Directors of ACCA, Mr. Koji Fukata, Mr. Hideo Kobayashi, Mr. Eric Gan and Ms. Sayaka Iida concurrently hold the positions of the Representative Director, Director or Executive Officer of eAccess. Mr. Masashi Ishida concurrently holds the position of Executive Director of EMOBILE Ltd., a company accounted for under the equity method by eAccess. Therefore, from the viewpoint of avoiding conflict of interest, these 5 persons did not participate in the discussions and resolutions of the merger at the board of directors’ meeting of ACCA. Also, the 5 persons did not participate in discussions and negotiations with eAccess as the management of ACCA. Moreover, Mr. Dai Sakata has now retired from eAccess, but holds the office of the Representative Director of ACCA, as one of the management appointed by eAccess on October 1, 2008. Therefore, since the possibility of existence of conflict of interest with ACCA is undeniable, Mr. Sakata did not participate in the discussions and resolutions of the merger at the board of directors’ meeting of ACCA. Also, Mr. Sakata did not participate in discussions and negotiations with eAccess as the management of ACCA.

Moreover, the Auditors of ACCA including the Outside Auditor who attended the board of directors’ meeting are of the opinion that they have no objection to the decision to execute the merger agreement by the board of directors of ACCA. Of the Auditors of ACCA, Mr. Yukio Goto concurrently holds the position of the Auditor of eAccess. Therefore, in order to avoid conflict of interest, he does not express any opinion concerning the resolution related to the merger reached at the board of directors’ meeting of ACCA.

2. Outline of Merger

(1) Schedule of Merger

Board of directors’ meeting to resolve the merger (both companies)	February 12, 2009 (Thursday)
Execution of merger agreement (both companies)	February 12, 2009 (Thursday)
Annual general meeting of shareholders to approve the merger (ACCA)	March 27, 2009 (Friday) (scheduled date)
Date of determination of merger ratio	June 5, 2009 (Friday) (scheduled date)
Final trading day (ACCA)	June 18, 2009 (Thursday) (scheduled date)
Date of delisting (ACCA)	June 19, 2009 (Friday) (scheduled date)
Scheduled date of the merger (effective date)	June 25, 2009 (Thursday) (scheduled date)

(Note)
eAccess plans to conduct the merger in accordance with the provisions of Article 796, Paragraph 3 of the Company Law (simplified merger), without obtaining approval at the general meeting of shareholders as set forth in Article 795, Paragraph 1 of the Company Law.

(2) Method of Merger

Merger by absorption, where eAccess will be the surviving company and ACCA will be dissolved.

(3) Merger Ratio

Upon the merger, eAccess will allot common shares of eAccess to the final shareholders of record of ACCA (excluding eAccess, ACCA and shareholders of ACCA who claim for repurchase of shares held by them pursuant to the provisions of Article 785 of the Company Law) as at the date immediately preceding the effective date. Number of common shares of eAccess to be allotted will be obtained by multiplying the number of common shares of ACCA held by the relevant shareholder by the Merger Ratio.

The Merger Ratio mentioned above means the ratio calculated using the following formula (hereinafter, the “Formula”); provided, however, that the Merger Ratio will be rounded to two decimal places:

Merger Ratio = 120,000 yen / Average Share Price of Common Shares of eAccess

“Average Share Price of Common Shares of eAccess” means the simple average of the volume weighted average price on each trading day from May 25, 2009 (inclusive) through June 5 2009 (inclusive) at the Tokyo Stock Exchange.

(Note)	If the numbers of common shares of eAccess to be delivered by eAccess to the shareholders of ACCA in accordance with the procedures described above are fractional shares, eAccess will pay cash to such shareholders in accordance with the provisions of Article 234 of the Company Law and other relevant laws and ordinances.

(4) Calculation Basis, Etc. of the Details of Merger Ratio

(i) Basis and Background of Calculation

As a part of assessing by the companies fairness of calculation of the merger ratio, eAccess and ACCA have respectively appointed Nikko and Lazard as their respective financial advisor, independent of the companies, for the merger and requested calculation of the merger ratio.

Also, with respect to calculation method of the merger ratio, eAccess and ACCA decided to adopt such method as to ensure that the shareholders of ACCA can receive the consideration for ACCA shares in connection with the merger fixed at the time of execution of the merger agreement as described in (3) above (common shares of eAccess equivalent to 120,000 yen per share of ACCA). Such calculation method of the merger ratio was adopted after considering the benefits such as the point that the risk of price fluctuation of the common shares of eAccess can be avoided.

With respect to the value of ACCA shares, after negotiations and discussions between eAccess and ACCA, taking into account the results of calculation of the value of ACCA shares given by their respective said financial advisor, the facts that the merger and the Tender Offer are a series of transaction, the purchase price per share of the Tender Offer (the “Tender Offer Price”) was 120,000 yen, eAccess and ACCA announced on October 29, 2009 “the value of ACCA shares for the purpose of the Merger is planned to be the same price as the Tender Offer Price of the ACCA share under the Tender Offer, unless there are any particular circumstances” in eAccess’ press release of “Notice Regarding Commencement of Tender Offer for Share Certificates, Etc. of ACCA Networks Co., Ltd., A Subsidiary of eAccess Ltd.” dated October 29, 2008 and ACCA’s press release of “Announcement of Resolution of Support for Tender Offer” dated the same date, the view of eAccess and ACCA that there have been no particular circumstances which may materially impact on the valuation of ACCA shares after the completion of Tender Offer through the date hereof, and also the interest protection of minority shareholders / fair treatment for ACCA shareholders, the two companies determined that it is appropriate to set the value per share of ACCA to be applied to the Formula as 120,000 yen.

With respect to the value of eAccess shares, on the other hand, it could be appropriate that the value per share of eAccess to be applied to the Formula for calculation of the merger ratio set forth in (3) above shall be the latest market price as of the date immediately prior to the effective date of the merger.  However, since a certain period of time for administrative handling under the Book-Entry Transfer System for Stock, etc. needs to be fixed before the effective date of the merger and it is necessary to avoid the impact of excessive fluctuation of share price on a particular trading day, eAccess and ACCA determined that it is appropriate to set the value per share of eAccess to be applied to the Formula as the simple average of the volume weighted average price on each trading day for the period described in (3) above.

The summary of the results of calculations of share value of ACCA conducted by the respective financial advisors of eAccess and ACCA being considered for the basis for calculation of the merger ratio for the companies is as follows.

As for the board of directors of eAccess to determine the purchase price for the Tender Offer, Nikko submitted the “Report on Calculation of Share Value” concerning the shares of ACCA dated October 27, 2008 to the board of directors of eAccess.

Pursuant to the request from eAccess, Nikko conducted additional actions such as analysis and examination of business plan of ACCA submitted through eAccess as well as interviews with eAccess and ACCA to determine the merger ratio for the merger by the board of directors of eAccess. As a result, Nikko did not find any material matters or events that might require revision of the results of calculation made in the “Report on Calculation of Share Value” submitted to the board of directors of eAccess on October 27, 2008.

Pursuant to the above, Nikko submitted a report to eAccess dated February 12, 2009 to the effect that the “Report on Calculation of Share Value” dated October 27, 2008 was still valid at the date hereof as report of calculation by Nikko.

eAccess did not obtain a fairness opinion from Nikko or any valuation agencies. Nikko does not express any opinion with respect to the fairness or appropriateness of the merger ratio of the merger.

At the time of consideration regarding the Tender Offer, Lazard made the valuation analysis of ACCA shares based on the financial projections submitted by ACCA, and submitted a report on the valuation analysis of ACCA shares dated October 29, 2008 to the board of directors of ACCA. ACCA informed Lazard that there had been no particular changes to such financial projections after the Tender Offer. Thus, Lazard submitted a report dated February 12, 2009 to ACCA to the effect that there would be no change to the valuation made in the report on the valuation analysis of ACCA shares dated October 29, 2008 submitted to ACCA.

ACCA has not obtained a fairness opinion from Lazard or any valuation agencies and Lazard expresses no opinions with respect to fairness or appropriateness of ACCA’s value per share or the merger ratio for the merger.

(Note)
Lazard’s report was intended solely for the benefit and use of the board of directors of ACCA and was not intended to and does not constitute a recommendation to any holder of ACCA shares. In preparing the report, Lazard relied upon information supplied by ACCA and information that is publicly available, including certain statements, estimates and forecasts provided by ACCA with respect to the future performance of ACCA. Lazard relied upon the accuracy and completeness of such information, and has not conducted or assumed responsibility for any independent verification of such information.

(ii) Relationship with the Financial Advisors

Nikko and Lazard, the financial advisors, do not fall under the category of related parties of eAccess or ACCA.

(5) Treatment of Stock Acquisition Right(s) and/or Convertible Bond(s) of the Company to be Dissolved

By the effective date, ACCA will acquire all of the issued stock acquisition rights without consideration, and will cancel them.

ACCA has not issued any convertible bonds.

3. Outline of the Merging Companies (As of December 31, 2008)

(1)	Trade Name	eAccess Ltd.	ACCA Networks Co., Ltd.
(2)	Contents of Business	Telecommunication business	Telecommunication business
(3)	Date of Incorporation	November 1, 1999	March 15, 2000
(4)	Location of the Head Office	Shin-Nikko Bldg., 10-1 Toranomon, 2-chome Minato-ku, Tokyo	Shin-Yurakucho Building, 12-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo
(5)	Name and Title of the Representative	Koji Fukata, Representative Director and President	Isamu Suyama, Representative Director and President
(6)	Capital Stock	18, 365 million yen	16,693 million yen
(7)	Outstanding Shares	Common Stock: 1,417,729 shares Class 1 Preferred Stock: 25 shares	174,222 shares
(8)	Net Assets	15,139 million yen (consolidated)	24,454 million yen (consolidated)
(9)	Total Assets	137,451 million yen (consolidated)	32,042 million yen (consolidated)
(10)	Fiscal Year End	March 31	December 31
(11)	Number of Employees	588 (consolidated)	237 (consolidated)
(12)	Major Clients	EMOBILE Ltd. KDDI CORPORATION	NTT Communications Corporation NTTPC Communications, Inc. KDDI CORPORATION
(13)	Major Shareholders and Holding Ratio	Morgan Stanley Japan Securities Co., Ltd. 9.91% Sachio Semmoto7.28% Eric Gan 6.76%	eAccess Ltd. 88.06%
(14)	Main Financing Banks	Mizuho Bank, Ltd.	The Sumitomo Trust and Banking Co., Ltd. Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(15)	Relationship, Etc. between eAccess and ACCA	Capital Relationship	eAccess holds 153,427 common shares (holding ratio of 88.06%) of ACCA.
Personnel Relationship
2 Representative Directors, 1 Director and 1 Executive Officers of eAccess concurrently hold the position of the Outside Directors of ACCA. Also, an Auditor of eAccess concurrently holds the position of the Outside accountant of ACCA. As of December 31, 2008, 26 persons are dispatched from ACCA to eAccess and 35 persons are dispatched from ACCA to EMOBILE. In addition, 8 persons are dispatched from eAccess to ACCA.

		Business Relationship	eAccess executed agreements such as Investment and Asset Assignment Agreement, DSL Asset Lease Agreement and Outsourcing Agreement with ACCA.
		Applicability to Related Party	Since ACCA is the consolidated subsidiary of eAccess, ACCA is the related party.
(16) Business Performance for the Latest 3 Fiscal Years
(In millions of yen)
	eAccess Ltd. (Surviving Company, Consolidated)			ACCA Networks Co., Ltd. (Company to be Dissolved, Consolidated)
Fiscal Periods	March 2006	March 2007	March 2008	Dec. 2006	Dec. 2007	Dec. 2008
Operating Revenues	60,353	56,250	67,564	38,829	35,079	29,977
Operating Profit	9,375	1,049	7,092	1,880	1,991	2,600
Ordinary Profit	7,531	(1,564)	(8,365)	1,908	1,909	2,567
Net Profit for the Period	5,020	909	(6,351)	1,061	1,475	1,703
Net Profit Per Share for the Period (yen)	3,661.19	631.82	(4,396.36)	8,546.36	11,867.32	12,422.54
Dividend Per Share (yen)	1,300	1,800	2,300	5,000	5,000	7,500
Shareholders’ Equity Per Share (yen)	24,281.66	21,386.61	13,291.57	140,737.63	145,128.40	141,701.89

4. Outline of the New Company

(1)	Trade Name	eAccess Ltd.
(2)	Contents of Business	Telecommunication business
(3)	Location of Head Office	Shin-Nikko Bldg., 10-1 Toranomon, 2-chome Minato-ku, Tokyo
(4)	Name and Title of the Representative	Koji Fukata, Representative Director and President
(5)	Capital Stock	18,365 million yen (projected)
(6)	Total Assets	Not determined at this point
(7)	Net Assets	Not determined at this point
(8)	Fiscal Year End	March 31

(9) Summary of Accounting Treatment

Accounting treatment to be applied to the merger is assumed to fall under a “Jointly Controlled Transaction, etc.” under the provisions of “Accounting Standard for Business Combination” (October 31, 2003 by Business Accounting Council). At this point, amount of goodwill is not determined.

(10) Post Merger Forecast

Since ACCA is already the consolidated subsidiary of eAccess, the effects of the merger to the consolidated business results of eAccess are estimated to be minor.

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